Filed by: i2 Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: i2 Technologies, Inc.

Commission File No.: 000-28030

Forward Looking Statements

Statements contained herein concerning projections or expectations of financial or operational performance or economic outlook, or concerning other future events or results, or which refer to matters which are not historical facts, are “forward-looking statements” within the meaning of the federal securities laws. Similarly, statements that describe the objectives, expectations, plans or goals of JDA Software Group, Inc. (“JDA”) or i2 Technologies, Inc. (“i2”) are forward-looking statements. Forward-looking statements include, without limitation, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about the future expectations, beliefs, goals, plans or prospects of the management of i2 and JDA. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.

There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to obtain the approval of i2’s stockholders; the ability to obtain regulatory approvals; the ability to consummate the transaction; the ability of JDA to successfully integrate i2’s operations and employees; and the other factors described in the following documents filed with the Securities and Exchange Commission (the “SEC”): i2’s 2009 Annual Report on Form 10-K, i2’s most recent Quarterly Report on Form 10-Q, JDA’s 2009 Annual Report on Form 10-K and JDA’s most recent Quarterly Report on Form 10-Q. Neither JDA nor i2 assumes any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

This communication is being made in respect of the proposed transaction involving JDA and i2. In connection with the proposed transaction, JDA plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of JDA and i2 plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of JDA and i2. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JDA and i2 through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from JDA by directing a request to JDA Software Group, Inc., 14400 North 87th Street, Scottsdale,

Arizona 85260, Attention: Investor Relations (telephone: (480) 308-3000) or going to JDA’s corporate website at www.jda.com, or from i2 by directing a request to i2 Technologies, Inc., 11701 Luna Road, Dallas, Texas 75234, Attention: Investor Relations (telephone (469) 357-1000) or going to i2’s corporate website at www.i2.com.

JDA, i2 and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding JDA’s directors and executive officers is set forth in JDA’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2009, and Annual Report on Form 10-K filed with the SEC on March 13, 2009. Information regarding i2’s directors and executive officers is set forth in i2’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009, and Annual Report on Form 10-K filed with the SEC on March 12, 2009. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

*    *    *    *    *

Filed below is a list of frequently asked questions and responses provided to employees of JDA and i2 on November 23, 2009 regarding JDA’s proposed acquisition of i2.

FAQs: JDA’s Pending Acquisition of i2

Frequently Asked Questions

Related to JDA Software Group, Inc.’s Pending Acquisition of

i2 Technologies, Inc.

On November 5, 2009, JDA® Software Group Inc. (NASDAQ: JDAS) and i2 Technologies Inc. (NASDAQ: ITWO) announced the signing of a definitive merger agreement for JDA to acquire i2, a leading global provider of supply chain software and solutions for an enterprise value of approximately $396 million. The combined company creates one of the world’s strongest best-of-breed software solutions provider focused on the global supply chain for the manufacturing, wholesale distribution, retail and service industries.

The purpose of this document is to provide consistent, factual answers to Frequently Asked Questions related to the pending acquisition. JDA and i2 senior management have verified the information contained within this document.

After you have read this FAQ, please note the additional language that at the end of the document regarding forward-looking statements and additional information that will be available in the future regarding the pending acquisition.

© 2009 JDA Software Group, Inc.	11/23/2009	Page 1
All Rights Reserved.

FAQs: JDA’s Pending Acquisition of i2

Section 1: Vision for Acquisition and Expected Benefits

1. Why is JDA acquiring i2?

In the course of determining that the merger and the merger agreement are advisable and in the best interests of JDA and its stockholders, the JDA board of directors consulted with JDA’s management, as well as its financial and legal advisors. The JDA board of directors concluded that the merger could enhance stockholder value by:

•	Establishing JDA as a leading global provider of supply chain management software with more than 6,000 customers.

•	Expanding JDA’s addressable markets to include discrete manufacturing, while extending JDA’s position in the transportation market.

•

Creating a company with combined revenues of over $600 million (on a trailing twelve-month basis) with a broad, seamless portfolio of products and services for the manufacturing, wholesale distribution, retail and services industries.

2. Why was the prior proposed acquisition not completed when originally scheduled in November of 2008?

i2 called a special meeting of stockholders to be held on November 6, 2008 to consider and vote upon the prior merger agreement. On October 30, 2008, JDA received notice from its lenders of revised indicative terms which the lenders represented would be necessary to provide financing for the prior merger. The board of directors of JDA determined that the revised terms would have created unacceptable risks and costs to the combined company, and on the evening of November 4, 2008, JDA requested that i2 adjourn its stockholder meeting scheduled for November 6, 2008 in order for JDA and i2 to negotiate a reduced purchase price given the revised financing terms stated by the lenders. On November 6, 2008, JDA delivered to i2 a written offer for a reduced purchase price of $9.50 per share for the i2 common stock (assuming discounts of 25% to the amounts that would have been paid to the holder of the Series B Preferred Stock and i2’s noteholders from the payments they would have received had the prior merger been consummated), which the i2 board of directors rejected. On November 6, 2008, the i2 stockholders adopted and approved the prior merger agreement.

3. How will JDA change its competitive position through this acquisition?

We will further extend our competitive position by creating a clearly differentiated company and vertically focused offering that we believe no other vendor can equal. The combined company will be able to:

•

Strengthen Market Position and Create New Value for its Customers. By further solidifying and expanding our leadership in the supply chain technology market, as well as growing its international presence, JDA will be a stronger, more competitive company. Going forward, JDA will establish a unique position as one of the world’s market-leading, vertically-focused supply chain solutions providers. JDA and i2 already have over 130 common customers who have experienced significant value through the use of our respective solutions. Now we can take this same value proposition to the balance of the combined 6,000+ strong customer base as well as the broader market.

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FAQs: JDA’s Pending Acquisition of i2

•

Accelerate Solution Innovation. JDA and i2 have each earned a reputation for innovation and thought leadership for manufacturers, wholesaler-distributors, transportation providers, service industries and retailers worldwide. By combining the resources and talents of the two companies, we expect to be able to accelerate this core competency to rapidly create new and better solutions for all customers. JDA’s historic leadership and solution success in the retail industries has expanded through successful acquisitions to also include wholesale distribution, process and consumer goods manufacturing, and services industries. i2 brings additional expertise in certain areas, including supplier relationship management, discrete manufacturing, transportation procurement, transportation modeling and customer order management, as well as its platform and technical synergies.

•

Expands Addressable Markets for Both Companies. With our combined supply chain solutions, we expect to create the world’s first offering for solutions and expertise that links the extended enterprise. By more than doubling our implementation skill set, we will be able to better serve all customers, continuing to focus on innovation and supply chain optimization, and expanding our business process service consulting capabilities and managed services.

•

Stronger Accretive Deal Creates Shareholder Value and Supports the Opportunity for More Aggressive Growth. We believe the new combined company can achieve superior financial results through synergies and economies of scale with more market relevance and by becoming a more formidable Tier 1/Tier 2 solutions provider.

4. How will JDA expand its product suite with the addition of i2 products?

JDA will offer a more comprehensive end-to-end solution suite that we believe will be unmatched in the industry, providing optimized, integrated planning and execution systems to all players in the supply chain.

Our expertise and proven solutions will address the critical needs of retailers, wholesalers, distributors, manufacturers and service providers. Through consumer insight and one synchronized view of demand, we will help our customers:

•	Optimize inventory, price, labor and transportation costs and drive efficient product movement throughout the distribution network while responding quickly but profitably to market trends.

•	Provide the capability and scalability for localized assortments and real-time store-level forecasting and replenishment.

•	Adopt lean and green initiatives and collaborate with their trading partners so that they can manage their end-to-end, global supply chain with complete visibility to total costs and capital.

•	Provide the means to achieve an optimized, consumer-driven supply chain.

© 2009 JDA Software Group, Inc.	11/23/2009	Page 3
All Rights Reserved.

FAQs: JDA’s Pending Acquisition of i2

5. How will this pending acquisition improve JDA’s revenue/growth potential?

The combined company will have a customer base of more than 6000 manufacturers, wholesaler-distributors, retailers and service companies.

Revenue growth from this acquisition is expected by:

•	Winning more deals by offering a more complete and compelling product suite throughout the supply chain

•	Cross sell solutions into respective customer bases – notably JDA solutions to discrete manufacturing and i2 solutions to retail

•	Benefiting from significant recurring revenues with nearly $362 million of recurring subscription fees and annual maintenance revenue (based on each company’s latest fiscal year results)

•	Benefiting from consolidated administration functions

6. Why did the i2 Board of Directors approve the merger?

In the course of determining that the merger and the merger agreement are advisable and in the best interests of i2 and its stockholders, the i2 board of directors consulted with i2’s management, as well as its financial and legal advisors. i2’s board of directors considered a number of factors in making its determination that the merger and the merger agreement are advisable and in the best interests of i2 and its stockholders, including the following:

•

the risks and benefits to the i2 stockholders of effecting the transaction as compared with the risks and benefits of the other various alternatives considered, including remaining as a stand-alone company;

•

the process undertaken by i2, with the assistance of Thomas Weisel Partners, LLC, who we refer to as “Thomas Weisel Partners,” and other financial advisers, which began in December 2006 and included contacting or being contacted by more than 80 potential strategic and financial buyers; and

•

the opinion of Thomas Weisel Partners that the merger consideration payable to i2’s common stockholders (other than JDA, the holders of Series B Preferred Stock, and their respective affiliates, and dissenting i2 stockholders) under the merger agreement was, as of the date of the opinion and based upon and subject to factors and assumptions set forth therein, fair from a financial point of view to such stockholders.

The i2 board of directors also considered a number of other factors and risks concerning the merger.

7. How will customers benefit from the combined company?

Upon the close of the deal, this acquisition will further strengthen both companies’ ability to deliver proven results, enhanced collaboration and speed to value to the combined customer base. It also allows us to offer a more comprehensive supply chain planning and execution product suite – which includes industry best practices – that will continually meet our customers’ current and future business requirements.

© 2009 JDA Software Group, Inc.	11/23/2009	Page 4
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FAQs: JDA’s Pending Acquisition of i2

JDA plans to build on both companies’ track records of delivering proven results and speed to value as it serves the companies’ combined base of more than 6,000 manufacturers, wholesaler-distributors, transportation providers, retailers and service companies. We believe the combined solution suite will deliver excellence in supply chain planning and execution, and continuous optimization. Here’s a preview:

•

The company’s investment in product development will be enhanced with a continued focus on the significant profit drivers for consumer-driven companies: inventory, pricing, labor and transportation. With this increased focus and investment, we can better position users to more efficiently and intelligently meet and anticipate the dynamic and demand-driven requirements of their customers to fully realize revenue and profit goals.

•

The company’s next-generation Supply Chain Planning, Optimization and Execution solutions will combine advanced optimization, leading technologies and proven capabilities from both the JDA and i2 solution suites to enable these outcomes:

•	Better demand intelligence

•	Visibility and insight, predictability, responsiveness, better decision making

•	Better customer service

•	Right product, right place, right price, right time

•	Better profitability

•	Decreased transportation costs

•	Decreased investment in inventory

•	Increased production efficiency

•	Better margins

•	Price optimization

•	Promotion optimization

•	Better demand chain collaboration

•	Synchronized and aligned decision making

•	Expanded Services and Support Options for the Market

•	Multiple service offerings for customers

•	Traditional behind-the-firewall implementations

•	On-Demand

•	Managed Services

•	Strategic Services

•	Education

•	Performance and Technical

•	Support

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FAQs: JDA’s Pending Acquisition of i2

•	We can capitalize on this opportunity utilizing the world’s largest supply chain services capability

•	We will also focus on total cost of delivery to maximize value in tier one and ensure competitiveness in the mid-market; a historical area of strength for JDA

8. What are JDA’s plans to remain competitive with Oracle and SAP?

JDA and i2 have a proven track record of successfully competing against and providing complementary solutions to the Tier 1 ERP vendors. Our customers have recognized the superior capabilities and the proven ability of their respective solutions to in fact enhance ERP systems. We will continue to innovate to ensure its products have the superior capabilities and the breadth and depth required to handle complex supply chains that ERP systems typically do not focus on. Essentially, our solutions fill the gaps often created by ERP systems in meeting consumer-centric and complex optimized supply chain needs. We will continue to inter operate in order to provide our customers with the most efficient solutions to their business problems. An example of this commitment is that fact that both companies independently are certified on Net Weaver for some of their products.

9. Given the current difficult economic climate both in the U.S. and abroad does the timing of this transaction make sense?

The challenges of the global financial crisis continue to be at the forefront of corporate thinking around the world, making this the perfect time to create a company that will unquestionably possess the greatest potential for innovation and service targeted squarely at improving business results. The combined resources, talents and track records create a platform for accelerated innovation, expanded service and support, and the delivery of improved results to the bottom line.

The integration of the two companies into a single organization will allow for greater scale to take planning, optimization and execution to the next level. By backing innovation in those areas with comprehensive support and services, the JDA will be able to optimize the profits of its retail, manufacturing, wholesale, distribution and services industries customers globally.

10. JDA has a history of growth through acquisitions. How does the company define success throughout this process?

JDA believes there are three basic measures when it comes to the success of an acquisition. First, and most importantly, is how customers respond. If customers and those in the marketplace buy the solutions that are being developed, buy the integration of the solutions, and buy the combinations that are being created, then that is a strong indicator of success. Second is to look at how associates in the combined company are adapting. How are the teams working together? Is the company creating new innovations, creating new ideas, building new processes and making a better company together and are we retaining and continuing to attract top talent? If that is happening, it is another measure of success. Third are the financial results. There are of course other metrics and measures, but JDA feels these are the most important.

© 2009 JDA Software Group, Inc.	11/23/2009	Page 6
All Rights Reserved.

FAQs: JDA’s Pending Acquisition of i2

Successful software acquisitions are relatively rare and hard to find. However, all of JDA’s strategic acquisitions, including Manugistics, E3, Intactix and Arthur have been a success based on the three measures referenced above.

SECTION 2: Initial Plans for the Combined Product Offering

1. How will the product direction be determined under the combined company?

Jointly, we will work together to build an integrated product strategy. As soon as it is completed, it will be announced for all customers.

2. What hardware platforms and software technologies are utilized by i2?

i2 is primarily a J2EE shop just like the current JDA architecture for a good portion of its offerings. i2 has placed considerable effort on functions, features and capabilities that will enhance JDA’s platform and solutions, especially around the business process platform. JDA intends to integrate the two architectures going forward.

3. How will JDA bring together products developed on different platforms?

Details will be provided after the completion of due diligence, analysis from both teams and the closing of the acquisition, but the respective companies’ technology and strategies are very compatible. The technical synergy is anticipated to be more easily leveraged over previous acquisitions.

4. Will JDA retain the i2 brand?

Yes. JDA recognizes that the i2 brand is highly recognized and valued in the market. JDA plans to appropriately maintain the brand and leverage its strength with customers throughout the supply chain and in particular with discrete manufacturers, including electronics, high-tech, automotive, industrial and transportation providers.

Retaining the i2 brand is consistent with JDA’s past practice that has proven successful with other acquisitions, including Manugistics, E3, Intactix and Arthur.

5. I’m an i2 customer. Will JDA still support the i2 products I use after the acquisition closes?

JDA’s long-standing tradition is growth through acquisitions. With these acquisitions (10 in the past 11 years), JDA has gained the knowledge and reputation within the industry of not only supporting the solutions it acquires but enhancing those solutions to create more value for its customers. Our commitment to our customers is a strong part of our corporate culture and our plan, strategy and track record is that we will develop a go-forward roadmap for our solutions that best serves our customers. We will not force any of our customers to abandon the solutions that they have come to rely on for their own success. Any long-term plans to provide

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FAQs: JDA’s Pending Acquisition of i2

enhanced capabilities in new solutions will be provided with an investment protection program that includes not only long-term support and enhancements for existing solutions but the opportunity to take advantage of the capabilities in the new solutions in the future.

6. Does JDA plan to keep innovating/enhancing i2’s solutions?

With every merger/acquisition, one of the critical areas of focus is the rationalization and documentation of the short term and longer term product roadmaps and integration plans. Consistent with JDA’s past 10 acquisitions and business model, JDA intends to collaborate with i2 on a prudent and thoughtful approach to the development of the combined go-forward product roadmaps. As part of a customer-centric approach, JDA intends to involve customers as product roadmaps are developed to fit their needs today and into the future. To that end, the JDA and i2 User Groups, along with a combined customer base, will be involved and leveraged as teams move through the roadmap process.

Additional proof points:

•	Since the closing of the Manugistics acquisition, JDA has invested more than $110 million dollars in research and development to further enhance and innovate Manugistics solutions.

•	JDA adopted the Manugistics J2EE-based platform as the standard go-forward JDA Enterprise Architecture.

•	JDA leveraged many of Manugistics’ leading solutions in the areas of Demand Management and Forecasting to provide the combined customer base with the best of each company’s technology.

•

JDA continued its enhancement and innovation in the overlapping E3 demand/fulfillment solutions following the acquisition of Manugistics as well, evidenced by the over 100 new contracts for the E3 products.

•	JDA re-architected the Manugistics Transportation solution onto the JDA Enterprise Architecture.

7. What are JDA’s plans for its retail customers and its commitment to the retail industry?

JDA invests heavily across all targeted industries, including retail. In fact, the majority of the revenues that we currently generate are from solutions specifically geared towards retail. i2 also offers retail solutions and both companies have some of the world’s top retailers as customers, so the combination of the two companies’ efforts in that sector should only strengthen the focus and innovation JDA has traditionally had in retail. With the acquisition of i2, JDA will continue its commitment to providing leading-edge solutions to the retail industry.

8. There may be some other vendors in the marketplace offering ‘Safe Harbor Programs’ for i2 customers. What does this mean for my company and will it help me?

Competitors’ Safe Harbor programs are designed by other vendors as a marketing tactic in order to create fear, uncertainty and doubt among another company’s customer base. These programs do not offer a strategic plan for i2 customers but are an attempt by a competitor to open a door for a vendor in an effort to engage in a dialogue. These programs are not recommended as the company(s) offerings typically do not have the functionality, scale, support, infrastructure or expertise that either the i2 or JDA solutions offer – nor can their ‘equivalent’ supply chain solutions compare to the technology innovation and financial viability provided by the combination of JDA and i2.

© 2009 JDA Software Group, Inc.	11/23/2009	Page 8
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FAQs: JDA’s Pending Acquisition of i2

9. I am a member of the i2 User Group. In the future will JDA allow me to have active participation in its user group?

As with other JDA acquisitions, the User Group of the acquired company will combine to form one User Group and have a voice within the JDA organization. JDA has a strong history of providing its users with many opportunities to help further influence the enhancement of its solutions and products and will continue that tradition with all maintenance-paying customers.

JDA’s User Group does have an elected customer board of user group officers and an official charter and bylaws. The JDA User Group’s officers consist of a president, two vice presidents and an administrative director who serve two-year terms. The JDA User Group consists of over 30 Special Interest Groups (SIGs) that are aligned by product. JDA welcomes the fact that i2 also has vertical/industry SIGs as part of its structure, something JDA would intend to incorporate going forward. Each of the JDA SIGs have a customer-elected SIG chairperson and a corresponding JDA SIG manager for that group. The SIGs prioritize and vote on product enhancements and provide input on other key decisions regarding the solutions.

10. JDA’s business model is heavily focused on packaged software license revenue while i2 has more of a consulting and managed services business model. How will JDA integrate these different business models?

JDA has long history of providing both packaged software and custom solution for our customers. JDA is currently evaluating the i2 business models and plans to incorporate those areas that are key to the customers and markets served and that help build the strongest company going forward.

While i2 has traditionally had more of a customized approach, it has been moving more toward a packaged software approach. Services are not new to JDA. In fact, JDA has always had a high percentage of its revenue come from its services business. The original JDA company, founded by James D. Armstrong, company namesake and current chairman of the board, was called JDA Software Services and was a focused services company. So JDA views the services business as strategic and vital to JDA. Additionally, JDA has this year announced the development of its managed services offering, which will be complemented by i2’s managed services and hosted services business, which is more mature than JDA’s.

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FAQs: JDA’s Pending Acquisition of i2

SECTION 3: Next Steps Until the Acquisition Closes

1. What are the next steps between the announcement date of November 5, 2009 and the close of the acquisition, expected to be in the first quarter 2010?

JDA and i2 believe the pending transaction will deliver many benefits to the companies’ combined customers, stockholders and employees. Both companies share a commitment to work through the transitional details and any inevitable issues as efficiently and with as minimal disruption as possible. Teams from JDA and i2 will meet to develop transition plans for the newly combined company.

During the period prior to close, both companies will continue to operate in a “business as usual” mode, managing daily priorities and remaining focused on the needs of their respective customers and prospects.

2. Can another company bid for i2?

JDA signed a binding, definitive merger agreement with i2 on November 4, 2009. There is always the chance that another company may make a superior offer while the acquisition is still pending and that i2 may decide to accept that superior offer.

SECTION 4: Specific Communication Protocol Guidelines and Restrictions

1. What is the Quiet Period for the pending acquisition?

The quiet period for the pending i2 acquisition is currently in effect and will last until closing or termination. Closing is anticipated to occur in Q1 2010. We will inform you when the quiet period has ended. The bottom line is that individuals from both companies must follow these rules until told otherwise.

2. What are the guidelines surrounding the Quiet Period?

The attorneys have advised that most companies in a quiet period – because of a pending acquisition. In this case, written communication on the pending acquisition will be severely limited until closing and we have informed you of the termination of the quiet period. Most companies only make public the press release, external frequently asked questions and replay of the analyst conference call, including JDA’s filing of a combined S-4/proxy statement with the SEC. Associates MAY NOT send out any other documents pertaining to the pending acquisition to any parties. Instead, direct them to the JDA or SEC Web sites with all publicly available, permissible documents.

3. What and how will JDA and i2 be communicating about the pending acquisition to customers?

A letter was sent from Hamish Brewer to JDA customers and from Jack Wilson to i2 customers respectively on Nov. 5, regarding the pending acquisition. Attached to the letter was a copy of the acquisition announcement press release. Following the close of the acquisition, a letter will be sent from Hamish Brewer to all JDA and i2 customers. Each customer will also receive a call from their customer relationship manager, enterprise account manager and/or executive sponsor. Customers are encouraged to visit the company Web site for more details.

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FAQs: JDA’s Pending Acquisition of i2

4. Who are the appropriate JDA and i2 spokespeople that I should refer questions to?

The following JDA and i2 executives are the official spokespeople for this acquisition:

•	Questions from Investors and Wall Street Analysts:

•	Pete Hathaway EVP/CFO, JDA

•	Tom Ward, Director of Investor Relations, i2

•	Questions from Press:

•	Kathy Kim, Sr. Director of Marketing, JDA

•	Beth Elkin, Sr. Director of Marketing, i2

•	Questions from Customers and Industry Analysts:

•	Kathy Kim, Sr. Director of Marketing, JDA

•	Beth Elkin, Sr. Director of Marketing, i2 (Customers)

•	Ryan Mahoney, Analyst Relations Manager, i2 (Industry Analysts)

•	Questions from Employees:

•	Brian Boylan, SVP of HR, JDA

•	Elizabeth Quaye, Director of HR, JDA

SECTION 5: Talking Points for External Questions

When speaking to any external audiences about the pending acquisition, refer to the sample Q&A below. Do not deviate from these points or as they have been legally reviewed. Other external documents you may refer to include the Press Release announcing the pending acquisition. If you have any questions, please contact Kathy Kim (JDA) or Beth Elkin (i2).

JDA Software Group to Acquire i2 Technologies

Talking Points for Associates

Q – Why is JDA acquiring i2?

In the course of determining that the merger and the merger agreement are advisable and in the best interests of JDA and its stockholders, the JDA board of directors consulted with JDA’s management, as well as its financial and legal advisors. The JDA board of directors concluded that the merger could enhance stockholder value by:

•	Establishing JDA as a leading global provider of supply chain management software with more than 6,000 customers.

•	Expanding JDA’s addressable markets to include discrete manufacturing, while extending JDA’s position in the transportation market.

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FAQs: JDA’s Pending Acquisition of i2

•

Creating a company with combined revenues of over $600 million (on a trailing twelve-month basis) with a broad, seamless portfolio of products and services for the manufacturing, wholesale distribution, retail and services industries.

Q – How will JDA expand its product suite with the addition of i2 solutions?

JDA will offer a more comprehensive end-to-end solution suite that we believe will be unmatched in the industry, providing optimized, integrated planning and execution systems to all players in the supply chain. There are tremendous synergies between the respective company’s solutions and technology as well as markets served. Over 130 companies have experienced the benefits of using solutions from both companies.

Our combined expertise and proven solutions will address the critical needs of retailers, wholesalers, distributors, manufacturers and service providers. Through consumer insight and one synchronized view of demand, we will help our customers:

•	Optimize inventory, price, labor and transportation costs and drive efficient product movement throughout the distribution network while responding quickly but profitably to market trends.

•	Provide the capability and scalability for localized assortments and real-time store-level forecasting and replenishment.

•	Adopt lean and green initiatives and collaborate with their trading partners so that they can manage their end-to-end, global supply chain with complete visibility to total costs and capital.

•	Provide the means to achieve an optimized, consumer-driven supply chain.

Q – What synergies and additional benefit does i2 bring to JDA?

•	By further solidifying and expanding our leadership in the supply chain technology market, as well as growing its international presence, we will be a stronger, more competitive company.

•	By combining the resources and talents of the two companies, we expect to be able to accelerate innovation and thought leadership to rapidly create new and better solutions for all customers.

•	With the combined market leadership we expect to create the world’s first offering for solutions and expertise that links the extended enterprise.

•

By more than doubling its implementation skill set, we will be able to better serve all customers, continuing to focus on innovation and supply chain optimization, and expanding our business process, service consulting capabilities and managed services.

•

We believe the new combined company can achieve superior financial results through synergies and economies of scale with more market relevance and by becoming a more formidable Tier 1/Tier 2 solutions provider.

© 2009 JDA Software Group, Inc.	11/23/2009	Page 12
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FAQs: JDA’s Pending Acquisition of i2

Q – Will JDA still support all the JDA and i2 products after the acquisition closes?

•

JDA has completed 10 acquisitions since 1998. With these acquisitions, JDA has gained the knowledge and reputation within the industry of not only supporting the solutions it acquires but enhancing those solutions to create more value for its customers.

•	A combined product roadmap will be developed through a collaborative effort and communicated to all customers once complete.

•

JDA is committed to maintaining customer satisfaction for all customers and this satisfaction will be based upon the implementation of a thoughtful product strategy which enhances the benefits for JDA customers.

•	We are committed to respect the investment protection programs that are in place.

APPENDIX 1: JDA Software Overview (Pre Acquisition)

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FAQs: JDA’s Pending Acquisition of i2

APPENDIX 2: i2 Technologies Overview (Pre Acquisition)

© 2009 JDA Software Group, Inc.	11/23/2009	Page 14
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FAQs: JDA’s Pending Acquisition of i2

APPENDIX 3: Legal Legends

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995

These Frequently Asked Questions contain forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of i2 Technologies, Inc. (“i2”) will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of i2; the risk that customer retention and revenue expansion goals for the i2 transaction will not be met and that disruptions from the i2 transaction will harm relationships with customers, employees and suppliers; the risk that we will not successfully raise adequate financing for the intended structure; the risk that if our intended financing structure is not successful that our alternative financing structure will not be successful; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section and other sections of our 2009 Annual Report on Form 10-K and i2’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Neither JDA Software Group, Inc. (“JDA”) nor i2 assumes any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Caution Required by Certain SEC Rules

This communication is being made in respect of the proposed transaction involving JDA and i2. In connection with the proposed transaction, JDA plans to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus and each of JDA and i2 plan to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to stockholders of i2. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JDA and i2 through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and Proxy Statement/Prospectus (when available) and other documents filed with the SEC from JDA by directing a request to JDA Software Group, Inc., 14400 North 87th Street, Scottsdale, Arizona 85260, Attention: Investor Relations (telephone: (480) 308-3000) or going to JDA’s corporate website at www.jda.com, or from i2 by directing a request to i2 Technologies, Inc., One i2 Place, 11701 Luna Road, Dallas, Texas 75234, Attention: Investor Relations (telephone (469) 357-1000) or going to i2’s corporate website at www.i2.com.

JDA, i2 and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding JDA’s directors and executive officers is set forth in JDA’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2009, and Annual Report on Form 10-K filed with the SEC on March 13,

© 2009 JDA Software Group, Inc.	11/23/2009	Page 15
All Rights Reserved.

FAQs: JDA’s Pending Acquisition of i2

2009. Information regarding i2’s directors and executive officers is set forth in i2’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009, and Annual Report on Form 10-K filed with the SEC on March 12, 2009. Additional information regarding the interests of such potential participants will be included in the Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

© 2009 JDA Software Group, Inc.	11/23/2009	Page 16
All Rights Reserved.